NO ACT

PE
2-10-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12026985

DIVISION OF
CORPORATION FINANCE

April 3, 2012

Martin P. Dunn
O'Melveny & Myers LLP
mdunn@omm.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 04-03-2012

Re: Yahoo! Inc.
Incoming letter dated February 10, 2012

Dear Mr. Dunn:

This is in response to your letter dated February 10, 2012 concerning the shareholder proposal submitted to Yahoo! by Jing Zhao. We also have received a letter from the proponent dated March 11, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jing Zhao
zhao@h-china.org

April 3, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yahoo! Inc.
Incoming letter dated February 10, 2012

The proposal directs the board to perform due diligence to minimize certain damaging results, "following the principle of providing transparent disclosure of company records regarding these matters in the Company web site, in order to provide a basis for remedying any problems that may have occurred, to assure that potential abuses not occur in the future, and to respond to shareholders' concern regarding transactions and operation involving the Yahoo! Human Rights Fund, Alibaba, and other Company assets being subjected to public scrutiny."

There appears to be some basis for your view that Yahoo! may exclude the proposal under rule 14a-8(i)(7), as relating to Yahoo!'s ordinary business operations. In this regard, we note that the proposal relates to the performance of "due diligence and disclosure" of certain alleged conduct and "potential abuses." Proposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Yahoo! omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Yahoo! relies.

Sincerely,

Brandon Hill
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

160 Maidenhair Ct.
San Ramon, CA. 94582
March 11, 2012

Office of Chief Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE, Washington, DC 20549-2736

Via email (shareholderproposals@sec.gov)

Re: Shareholder Proposal of Jing Zhao for Inclusion in Yahoo! 2012 Proxy Statement

Dear Ladies and Gentlemen:

Yahoo!, Inc. (the "Company"), in a letter from its law firm O'Melveny & Myers dated February 10, 2012, has requested confirmation from the SEC that it was justified in rejecting consideration by its shareholders of a proposal that I submitted to the Company's 2012 shareholders meeting. The letter does not properly recognize the nature of the proposal or the problems that the proposal seeks to address -- namely that the Company's board of directors have placed the assets of the Company at risk in the way that they handled the establishment of the Yahoo! Human Rights Fund (the "Fund"), and in the way that they failed to properly exercise due diligence in monitoring how the Fund was being operated. Apparently, the Company's general approach is to try to avoid scrutiny and input by its shareholders on matters of significance to the appropriateness of the Company's human rights policies and practices.

With respect to my shareholder's proposal that the Company has improperly rejected for consideration, there is no legal or factual basis for the rejection that conforms to legal requirements. My proposal is geared to obtaining proper disclosure to the shareholders of information related to the Company's role in the establishment and operation of the Fund, whose original proper purpose was to assist Chinese dissidents who may have been subjected to arrest, detention and torture because of their use of electronic communications and exercising their free speech and free association rights on the Internet. There is a long history of the Company's unfortunately involvement and support for these major human rights abuses. Under international pressures, the Company was forced to settle a lawsuit that had been filed against the Company by Internet detainees in China, and to establish the Fund that earmarked 17 million dollars to provide humanitarian and legal assistance to the detainees and their families. However, information recently has come to light in lawsuits filed by beneficiaries of the Fund that the administrator of the Fund misappropriated a major portion of Fund's assets, sought kick-backs from grantees, and otherwise mismanaged the Fund in a way that casts doubt on whether the Company properly handled its responsibilities for supervising the Fund. The information also suggests that the Company may have violated U.S. tax laws by using the Fund to seek to insulate itself from future claims by Chinese Internet detainees.

Despite the Company's unsupported claims to the contrary, there is ample evidence in the record that justifies a shareholder resolution seeking proper disclosure on these matters, including information as to whether the Company's actions in setting up and administering the operation of the Fund were consistent with U.S. law, whether these actions place at material risk the assets of the Company and its shareholders, and whether the Company exercised sound business judgment in the role that it played in these matters. It is inconceivable that the Company's law firm would claim that a shareholder's proposal dealing with matters that have already generated hearings by the United States Congress and considerable and highly unfavorable media coverage is not sufficiently linked to the best business interests of the Company and its shareholders to even justify being placed before the Company's shareholders for consideration through the legally mandated shareholder proposal process.

Neither is there anything "materially false and misleading" about my proposal, as the Company's law firm claimed in their submission to the SEC. My proposal is based on facts that are part of the public record, including the Congressional hearings in 2007 that caused sufficient public embarrassment of the Company that led to the establishment of the Fund in response. The fact that the Company appointed a so-called "widely-known Chinese dissident who spent 19 years in labor camps for voicing his opinions" (page 6 note 2) as administrator of the Fund without due diligence verification deepens further legitimate questions concerning whether the Fund was established to meet the requirements of U.S. tax laws. Many embarrassing questions, such as why the Fund apparently has been administered in a way that involves widely reported unethical and potentially unlawful activities, once again have come into question whether the Company exercised proper and prudent business judgment. These issues most certainly raise the kinds of concerns that substantially and materially affect the Company's assets. As a long-time active and involved shareholder, I, and other Company's shareholders, have a legitimate interest in making sure that proper disclosure about these matters takes place, and that they are properly brought to the attention of the shareholders through the resolution process.

With regard to the Company's law firm letter's second claim that my proposal does not have a proper basis (pages 7-9), the letter itself actually answers its own argument when it pointed out that the Securities and Exchange Commission has made it clear that "proposals relating to such matters but focusing on sufficiently significant social policy issues...... generally would not be considered to be excludable, because the proposal would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." (page 7). This description precisely fits the situation and purposes of my proposal, which deals with the issue of whether the Company properly managed its assets (including less known concerns surrounding the Company's assets Alibaba), how its policies and actions are viewed by the public, and whether U.S. laws were properly observed in that process. Failure to exercise proper business judgment and due diligence in handling a matter that has already established itself as having a very high public profile, and justifying the attention of Congress in a very public way, certainly is a matter that shareholders have a right to proper disclosure about, and a right to consider as part of the shareholder resolution process.

Should you have any questions, please contact me at 925-718-5037 (phone/fax), or zhao@h-china.org.

Yours truly,

Jing Zhao

Jing Zhao

Cc: Mr. Martin Dunn, (mdunn@omm.com) O'Melveny & Myers'

Yahoo! Corporate Secretary Mr. Michael Callahan (fax 408-349-3400 and email CorporateSecretary@yahoo-inc.com)

Yahoo! Associate General Counsel Ms. Christina Lai (clai@yahoo-inc.com)

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

February 10, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yahoo! Inc.
Shareholder Proposal of Jing Zhao
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Yahoo! Inc., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company excludes the enclosed shareholder proposal (the ***"Proposal"***) submitted by Jing Zhao (the ***"Proponent"***) from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the "***2012 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and the cover letter submitting the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of *Staff Legal Bulletin No. 14F* (October 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@omm.com, and to the Proponent, at zhao@h-china.org.

I. SUMMARY OF THE PROPOSAL

On January 5, 2012, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2012 Proxy Materials. The Proposal reads as follows:

> "Whereas considerable information has come to light in 2011 in court proceedings and in extensive media coverage and vast Internet blogs concerning of the appropriateness of Yahoo's handling of the unethical and potentially unlawful activities of the Yahoo! Human Rights Fund and the valuable corporate assets in Alibaba;
>
> Whereas, these concerns of the appropriateness of Yahoo's handling place the Company in a position where it could be subjected to legal actions and financial penalties, and place the reputation, assets and stock values of the Company at risk;
>
> Therefore, be it resolved that the board of directors perform due diligence to minimize these damaging results, following the principle of providing transparent disclosure of company records regarding these matters in the Company web site, in order to provide a basis for remedying any problems that may have occurred, to assure that potential abuses not occur in the future, and to respond to shareholders' concern regarding transactions and operation involving the Yahoo! Human Rights Fund, Alibaba, and other Company assets being subjected to public scrutiny."

II. EXCLUSION OF THE PROPOSAL

A. Bases For Exclusion Of The Proposal

As discussed more fully below, the Company believes that it may properly exclude the Proposal from its 2012 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading; and
- Rule 14a-8(i)(7), as the Proposal relates to the Company's ordinary business operations.

B. The Proposal May Be Excluded In Reliance On Rule 14a-8(i)(3), As It Is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to *Staff Legal Bulletin No. 14B* (September 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the language of the proposal or the supporting statement render the proposal so vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also Philadelphia Electric Company* (July 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the company's board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

In *Bank Mutual Corporation* (January 11, 2005), the Staff concurred in the view that a proposal providing that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" could be excluded from the company's proxy materials in reliance on Rule 14a-8(i)(3). In that letter, the company asserted that it is "unclear whether the [p]roponent intends to submit a proposal that requires that all directors retire after attaining the age of 72, or merely that a retirement age be set upon a director attaining age 72." The current Proposal presents a similar dilemma because the subject of the Proposal is so vague and indefinite that different shareholders considering the Proposal are likely to have different understandings of what it means and, if approved, how it should be implemented. Further, in the event that the shareholders were to approve the Proposal, this inherent ambiguity makes it virtually certain that the Company would be unable to implement the Proposal in a manner consistent with the understanding of each shareholder, or even a majority of the shareholders, who voted for it. In addition, there is a significant risk that certain actions that the board of directors might reasonably and in good faith take to implement the Proposal could be opposed by the very shareholders who voted in its favor.

The Proposal is impermissibly vague and indefinite because:

- <u>The subject of the Resolved clause is undefined</u> -- rather than stating the purpose of the Proposal and the actions sought, the Resolved clause instead refers vaguely to "these damaging results," and "these matters," while asking broadly that the board of directors investigate "any problems that may have occurred" and that they "respond to shareholders' concerns" regarding "other Company assets being subjected to public scrutiny."

- <u>There are multiple interpretations of the subject of the two Whereas clauses</u> -- looking to the Proposal's Whereas clauses for an understanding of the Proposal's goals leads to similar confusion, because the statement regarding "unethical and potentially unlawful activities of the Yahoo! Human Rights Fund and the valuable corporate assets in Alibaba" is subject to a number of fundamentally different interpretations.

First, the Resolved clause has no clear subject -- accordingly, it is unclear what past actions the Proposal is intended to address. The Proposal instructs the board of directors to perform "due diligence" to "minimize *these damaging results*" and to "assure that *potential abuses* not occur in the future" (emphasis added). However, no "damaging results" or "potential abuses" are identified with any level of specificity in the Proposal. This leaves both the Company and shareholders to guess at the particular "results" or concerns that the board of directors would look into when implementing the Proposal. The Proposal also instructs the board of directors to "respond to shareholders' concerns *regarding transactions and operation* involving the Yahoo! Human Rights Fund, Alibaba, and other Company assets *being subjected to public scrutiny*" (emphasis added). The Proposal identifies no specific allegation about any aspect of the Company's transactions or operations, or of any transactions or operations of the Yahoo! Human Rights Fund or "Alibaba."[1] The Proposal also fails to provide any guidance to the Company or shareholders regarding what assets are or should be "subjected to public scrutiny." Given the myriad of inferences and suggestions in the Resolved clause of the Proposal, and the lack of any clear guidance as to the ultimate goal of the Proposal or the specific concerns hinted at in the Proposal, both the Company in implementing the Proposal and shareholders in voting on the Proposal will have no clear understanding of the actions the Company should undertake to implement the Proposal.

Second, looking to the Whereas clauses for an understanding of the subject matter of the Proposal provides no useful guidance as to the actions sought by the Proposal; the second Whereas clause is as vague as the Resolved clause -- referring only to "the appropriateness of Yahoo's handling." Looking to the first Whereas clause provides no greater illumination on the subject of the Proposal. The statement in the first Whereas clause regarding the Company's "handling of the unethical and potentially unlawful activities of the Yahoo! Human Rights Fund and the valuable corporate assets in Alibaba" is subject to a number of fundamentally different interpretations. This phrase could reference the "handling" of the activities of the Yahoo! Human Rights Fund and the "handling" of the valuable corporate assets in Alibaba (either Alibaba Group or Alibaba.com). However, this phrase could also reference the handling of "unethical and potentially unlawful activities" by the Yahoo! Human Rights Fund and the impact of such activities on the valuable corporate assets in Alibaba (either Alibaba Group or Alibaba.com). To add to the confusion as to the subject of the Proposal, its final sentence further references "concern" regarding the "Yahoo! Human Rights Fund, Alibaba, and other Company assets." This reference introduces the additional possibility that the Proposal may seek to address "unethical and potentially unlawful activities" by the Company's "Alibaba" or other assets and/or the impact of "unethical and potentially unlawful activities" by the Yahoo! Human

---

1 In this regard, it is unclear whether the Proposal's references to "Alibaba" are intended to refer to Alibaba Group Holding Limited (***"Alibaba Group"***), a private company of which the Company owns approximately 43% of the outstanding equity stock, or to Alibaba.com Limited (***"Alibaba.com"***), the business to business e-commerce subsidiary of Alibaba Group that the Company holds indirectly through its ownership in Alibaba Group. *See* pages 75-77 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (filed with the Commission on February 28, 2011 (the ***"2010 10-K"***)) for a description of the Company's equity investment in Alibaba Group, and pages 30 and 77 of the 2010 10-K for descriptions of the impact of the Company's sale of its direct investment in Alibaba.com in Alibaba.com's initial public offering and the Alibaba Group's ownership interest in Alibaba.com.

Rights Fund on the Company's assets, in addition to the impact on "Alibaba" in particular. Without additional clarification, which is not provided in the Proposal, neither the Company nor the Company's shareholders can be certain of even the basic subject matter of the Proposal. Therefore, any action the board of directors would take to implement the Proposal would unavoidably be significantly different from the action envisioned by a particular shareholder when voting on it.

The Proposal is also vague and misleading regarding the action it seeks. The Proposal resolves that the Company's board of directors should "perform due diligence to minimize these damaging results" but fails to identify the "damaging results" to which it refers. As noted above, the Proposal is not clear as to its subject matter, so it is not clear if this clause refers to "damaging results" stemming from the Company's handling of the Yahoo! Human Rights Fund and the corporate assets of "Alibaba," "damaging results" arising from the Company's handling of unethical and potentially unlawful activities of the Company's "Alibaba" or other assets, or the "damaging results" arising from the Company's handling of unethical and potentially unlawful activities of the Yahoo! Human Rights Fund on the Company's assets, including "Alibaba" and its other assets. The Proposal's second Whereas clause provides no clarification in this regard. Although this Whereas clause mentions that the Company "could be subjected to legal actions and financial penalties" and that the "reputation, assets and stock values of the Company" could be placed at risk, the Proposal does not identify any specific legal action, financial penalties, or risk. The vagueness of these terms could encompass any due diligence by the Company's board of directors and, indeed, includes the Company's board of directors' existing fiduciary duty to act in compliance with laws and regulations (as discussed below) and to minimize corporate risk. As a result of these and the other ambiguities noted below, as well as the absence of clarity regarding the past actions alluded to in the Proposal, the Company and its shareholders must guess as to the particular "results" or concerns that the Company's board of directors would be expected to look into when implementing the Proposal.

The action sought by the Proposal's Resolved clause is replete with additional ambiguities, of which we present the following three examples:

- The Proposal requests "transparent disclosure of company records regarding these matters in the Company web site" but does not indicate whether this disclosure relates to the Company's disclosure obligations pursuant to the Commission's disclosure requirements, to the Company's books and records (access to which is regulated under Article 8 Section 220 of the Delaware General Corporation Law), to matters already addressed on the Company's website, or to other matters the Proponent may seek to have the Company address on its website.

- The Proposal indicates that the disclosure it seeks may be used "to provide a basis for remedying any problems that may have occurred" but does not indicate the parties who would make or receive such remedy or the "problems that may have occurred" (*e.g.*, as discussed above, the Proposal may be addressing the Company's handling of "unethical and potentially unlawful activities" by the Yahoo! Human Rights Fund against either the "Alibaba" or the Company's assets or it may be addressing the Company's handling of "unethical and potentially unlawful activities" by any of the Yahoo! Human Rights Fund, "Alibaba," or the Company's assets). Additionally, to the extent that it seeks to allow shareholders to seek a remedy, the Proposal offers no guidance as to what kind of information or process the board of directors should be providing or implementing.

- The Proposal seeks a response to concerns regarding the "transactions and operation involving the Yahoo! Human Rights Fund, Alibaba, and other Company assets," giving the impression that the Yahoo! Human Rights Fund and "Alibaba" are assets controlled by the Company. However, the Company owns only a minority interest in Alibaba Group and, hence, only an indirect interest in Alibaba.com (a subsidiary of Alibaba Group), and Alibaba Group, Alibaba.com and the Yahoo! Human Rights Fund are separate and distinct entities -- both from one another and from the Company. Each entity is governed by its own board of directors and is fully in charge of its own operations. Further, the Company has no ownership interest in the Yahoo! Human Rights Fund.[2] Given this factual background, it is apparent that the statements in the Proposal and the Supporting Statements with regard to this matter give the misleading impression that the Company's board of directors is able to require disclosure of information regarding these entities.

In *NSTAR* (January 5, 2007), the Staff concurred in the exclusion of a proposal regarding the company's "standards of record keeping of financial records" pursuant to Rule 14a-8(i)(3) after the company asserted that there was no way of determining what "financial records" were intended as the subject of the proposal. Similarly, the Company and its shareholders have no way of determining what "disclosure of [C]ompany records" is being sought by the Proposal. In addition, the Proposal does not identify who should make or receive remedies for "any problems that may have occurred." The vagueness and indefinite nature of these phrases also render the Proposal materially false and misleading, as any actions taken by the Company in implementing the Proposal would be significantly different from those envisioned by shareholders in voting on the Proposal.

For the reasons set forth above, the Company believes that the Proposal is materially false and misleading because it is so vague and indefinite that neither the shareholders in voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Accordingly, the Company believes that it may properly exclude the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(3).

---

2 The Company created the Human Rights Fund (in partnership with the Laogai Research Foundation) to provide humanitarian and legal support to political dissidents who have been imprisoned for expressing their views online, as well as assistance for their families. *See* the "Initiatives at a Glance" portion of the Company's Human Rights Blog for more information at: http://www.yhumanrightsblog.com/blog/our-initiatives/. The Human Rights Fund is administered by Harry Wu (a widely-known Chinese dissident who spent 19 years in labor camps for voicing his opinions) with the help of a board of directors.

C. *The Proposal May Be Excluded In Reliance On Rule 14a-8(i)(7), As It Deals With A Matter Relating To The Company's Ordinary Business Operations*

A company is permitted to exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In *Exchange Act Release* No. 40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

The Proposal relates to the Company's ordinary business operations, as it appears to seek information regarding the Company's litigation strategies and general legal compliance program.

1. *The Proposal relates to the ordinary business matter of the Company's litigation strategies*

The Staff has consistently agreed that proposals related to a company's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to its ordinary business operations and within the exclusive prerogative of management. *See, e.g., Merck & Co., Inc.* (February 3, 2009) (concurring in the exclusion of a proposal that the company take certain legal actions in pending litigation in reliance on Rule 14a-8(i)(7) because it related to "litigation strategy"); *CMS Energy Corporation* (February 23, 2004) (concurring in the exclusion of a proposal requiring the company to initiate legal action to recover compensation paid to former members of management in reliance on Rule 14a-8(i)(7) because it related to "the conduct of litigation"); *and NetCurrents, Inc.* (May 8, 2001) (concurring in the exclusion of a proposal requiring the company to bring an action against certain persons in reliance on Rule 14a-8(i)(7) because it related to "litigation strategy and related decisions").

The Proposal references unnamed litigation in its first sentence -- "2011…court proceedings." The Proposal then goes on to request due diligence and disclosure of records "regarding these matters . . . in order to provide a basis for remedying any problems that may have occurred." As discussed above, the Proposal is so vague and indefinite as to preclude an understanding of the matters that it is addressing or the actions that it is seeking. Accordingly, attempts to discern the Proposal's meaning require certain assumptions (which, as discussed above, would vary significantly from shareholder to shareholder and from each shareholder to Company management). For example, because the Proposal fails to identify with specificity the exact litigation to which it refers, the Proposal (if implemented) could be read to require the Company to disclose all information related to any litigation involving the Yahoo! Human Rights Fund and/or "Alibaba" -- possibly to allow the Proponent or the litigants in the "2011...court proceedings" to "remedy" the matters that are the subject of that litigation.

If this is the intent of the Proposal, the Proposal is similar to the proposal in *Reynolds American Inc.* (March 7, 2007), which sought broad disclosure regarding a number of pending lawsuits, requesting that the company "make available on its website" information regarding the health hazards of its products, as well as "legal options" available to ensure smoke-free environments. The Staff concurred with Reynolds American's view that the proposal could be excluded from the company's proxy statement as it dealt with the ordinary business matter of litigation strategy. Similarly, the Proposal appears to seek some level of disclosure on the Company's website of information potentially related to generally referenced litigation involving the Company and/or its affiliates.

Again, the meaning of the Proposal will be different for each person reading it. However, should the Proposal be read to relate to "2011...court proceedings," the Proposal seeks to substitute the judgment of shareholders for that of the Company's board of directors on decisions involving litigation strategy and would require the board of directors to take actions that may be contrary to the Company's litigation defenses. Therefore, the Proposal interferes with management's ability to determine the best manner in which to approach the ordinary business function of implementing a litigation strategy and may be properly excluded from the 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

2. The Proposal would interfere with the Company's general legal compliance program

As discussed above, the Proposal refers to the Company's handling of "unethical and potentially unlawful activities," and indicates that the Company "could be subject to legal actions and financial penalties." These statements, although unclear and indefinite, appear to evidence the Proponent's assumption that the Company has not complied with all applicable laws and regulations and is therefore vulnerable to legal actions, financial penalties, and reputational and other risks. Furthermore, the Proposal seeks some unspecified type of "disclosure" in order "to assure that potential abuses not occur in the future," with this "disclosure" related to unspecified "unethical and potentially unlawful activities." Based on this language, it appears that the Proposal is concerned with the propriety and legality of the Company's current and future activities. Accordingly, the Proposal appears to relate to the manner in which the Company complies with laws and regulations, both currently and in the future. However, a company's compliance with applicable laws is a matter of ordinary business, and the Company's board of directors is better equipped than the shareholders to evaluate the appropriateness of the Company's handling of such matters. Indeed, the Company's legal activities, and its compliance with laws and regulations, are the responsibility of the Company's management and board of directors.

As noted above, the purpose and intent of the Proposal are fundamentally unclear. Based on the language addressed above, however, the Proposal appears to impermissibly interfere with the Company's ordinary business matter of establishing and maintaining a general legal compliance program.

Exclusion of the Proposal is supported by a long line of precedent recognizing that proposals addressing a company's compliance with state and federal laws and regulations relate to ordinary business matters. For instance, in *Sprint-Nextel Corporation* (March 16, 2010), a shareholder proposal received by Sprint-Nextel called for an explanation regarding the company's code of ethics and its alleged failings. In *Sprint-Nextel*, the Staff granted the company no-action relief in excluding the proposal from its proxy statement under the ordinary business exception as relating to "adherence to ethical business practices and the conduct of legal compliance programs." Here, the Proposal refers to "extensive media coverage and vast Internet blogs concerning the appropriateness of [the Company's] handling of the unethical and potentially unlawful activities of the Yahoo! Human Rights Fund and the valuable corporate assets in Alibaba" and asks that the board of directors "perform due diligence to minimize these damaging results" and to "assure that potential abuses not occur in the future." It appears that these portions of the Proposal relate directly to the Company's ethical business practices and the conduct of its legal compliance program. *See also, e.g., Yum! Brands, Inc.* (March 5, 2010) (concurring in the exclusion of a proposal seeking management verification of the employment legitimacy of all employees in reliance on Rule 14a-8(i)(7) because it concerned the company's legal compliance program); *Johnson & Johnson* (February 22, 2010) (same); *The AES Corporation* (March 13, 2008) (concurring in the exclusion of a proposal seeking an independent investigation of management's involvement in the falsification of environmental reports in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *Coca-Cola Company* (January 9, 2008) (concurring in the exclusion of a proposal seeking adoption of a policy to publish an annual report on the comparison of laboratory tests of the company's product against national laws and the company's global quality standards in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *Verizon Communications Inc.* (January 7, 2008) (concurring in the exclusion of a proposal seeking adoption of policies to ensure that the company did not engage in illegal trespass actions and to prepare a report on the company policies for handling such incidents in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program); *and ConocoPhillips* (February 23, 2006) (concurring in the exclusion of a proposal seeking a board report on potential legal liabilities arising from alleged omissions from the company's prospectus in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program).

For the reasons discussed above, the Proposal impermissibly interferes with the Company's ordinary business matter of establishing and maintaining a general legal compliance program and may be properly excluded from the 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

3. Conclusion

The Proposal does not characterize any of the concerns it sets forth as a significant policy issue for the purpose of Rule 14a-8. Indeed, the Proposal appears to relate solely to the Company's ordinary business matters. Because the Proposal relates to the ordinary business matters of potential litigation and the Company's compliance with laws and regulations, the Proposal may be properly excluded from the Company's 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly exclude the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company excludes the Proposal from its 2012 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. Jing Zhao

Michael J. Callahan, Esq.
Christina Lai, Esq.
Yahoo! Inc.

EXHIBIT A

From: Jing Zhao <zhao@h-china.org>
Date: Thu, 5 Jan 2012 12:10:06 -0800
To: Corporate Secretary <corporatesecretary@yahoo-inc.com>
Cc: Christina Lai <[redacted]>
Subject: a shareholder's proposal for inclusion in proxy materials of the 2012 annual meeting of shareholders

160 Maidenhair Ct.
San Ramon, CA. 94582
January 5, 2011

Yahoo!
Corporate Secretary
701 First Ave.
Sunnyvale, CA. 94089
Via post mail, fax (408-349-3400) and email CorporateSecretary@yahoo-inc.com

Dear Sir/Madam:

Enclosed are a shareholder's proposal for inclusion in proxy materials of the 2012 annual meeting of shareholders and TD Ameritrade letter of my Yahoo! shares ownership. I will continuously hold these 200 shares until the 2012 annual meeting of shareholders.

Should you have any questions, please contact me at 925-984-4909 (phone), 925-718-5037 (fax), or zhao@h-china.org.

Yours truly,
Jing Zhao

Enclosure: Shareholder's proposal
TD Ameritrade letter of Jing Zhao's Yahoo! shares ownership

Resolution for Yahoo! 2012 Shareholders Meeting on Due Diligence and Disclosure of Corporate Information

Whereas considerable information has come to light in 2011 in court proceedings and in extensive media coverage and vast Internet blogs concerning of the appropriateness of Yahoo's handling of the unethical and potentially unlawful activities of the Yahoo! Human Rights Fund and the valuable corporate assets in Alibaba;

Whereas, these concerns of the appropriateness of Yahoo's handling place the Company in a position where it could be subjected to legal actions and financial penalties, and place the reputation, assets and stock values of the Company at risk;

Therefore, be it resolved that the board of directors perform due diligence to minimize these damaging results, following the principle of providing transparent disclosure of company records regarding these matters in the Company web site, in order to provide a basis for remedying any problems that may have occurred, to assure that potential abuses not occur in the future, and to respond to shareholders' concern regarding transactions and operation involving the Yahoo! Human Rights Fund, Alibaba, and other Company assets being subjected to public scrutiny.

160 Maidenhair Ct.
San Ramon, CA. 94582

January 5, 2011

Yahoo!
Corporate Secretary
701 First Ave.
Sunnyvale, CA. 94089
Via post mail, fax (408-349-3400) and email CorporateSecretary@yahoo-inc.com

Dear Sir/Madam:

Enclosed are a shareholder's proposal for inclusion in proxy materials of the 2012 annual meeting of shareholders and TD Ameritrade letter of my Yahoo! shares ownership. I will continuously hold these 200 shares until the 2012 annual meeting of shareholders.

Should you have any questions, please contact me at 925-984-4909 (phone), 925-718-5037 (fax), or zhao@h-china.org.

Yours truly,

Jing Zhao

Jing Zhao

Enclosure: Shareholder's proposal
TD Ameritrade letter of Jing Zhao's Yahoo! shares ownership

Resolution for Yahoo! 2012 Shareholders Meeting on Due Diligence and Disclosure of Corporate Information

Whereas considerable information has come to light in 2011 in court proceedings and in extensive media coverage and vast Internet blogs concerning of the appropriateness of Yahoo's handling of the unethical and potentially unlawful activities of the Yahoo! Human Rights Fund and the valuable corporate assets in Alibaba;

Whereas, these concerns of the appropriateness of Yahoo's handling place the Company in a position where it could be subjected to legal actions and financial penalties, and place the reputation, assets and stock values of the Company at risk;

Therefore, be it resolved that the board of directors perform due diligence to minimize these damaging results, following the principle of providing transparent disclosure of company records regarding these matters in the Company web site, in order to provide a basis for remedying any problems that may have occurred, to assure that potential abuses not occur in the future, and to respond to shareholders' concern regarding transactions and operation involving the Yahoo! Human Rights Fund, Alibaba, and other Company assets being subjected to public scrutiny.

TD Ameritrade

January 5, 2012

Jing Zhao
160 Maidenhair Ct.
San Ramon, CA 94582

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear Jing Zhao,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to serve as confirmation that you have continuously held at least 100 shares of YHOO – Yahoo! Inc. since July 13, 2004. You have continuously held at least 200 shares of YHOO since September 22, 2008.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Kayla Derr
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.